FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF FEBRUARY, 2003

COMMISSION FILE NUMBER  1-15150

The Dome Tower

Suite 3000, 333 — 7th Avenue S.W.

Calgary, Alberta

Canada T2P 2Z1

(403) 298-2200

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐                    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐                    No ☒

Indicate by check mark whether, by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934.

Yes ☐                    No ☒

EXHIBIT INDEX

EXHIBIT 1             ENERPLUS ANNOUNCES EXECUTIVE APPOINTMENTS

EXHIBIT 1

FOR IMMEDIATE RELEASE

February 27, 2003

FOR IMMEDIATE RELEASE

Enerplus Resources Fund

TSX:  ERF.un

NYSE:  ERF

ENERPLUS ANNOUNCES EXECUTIVE APPOINTMENTS

Mr. Gordon J. Kerr, President and Chief Executive Officer of Enerplus Global Energy Management Company, manager of Enerplus Resources Fund (“Enerplus”), is pleased to announce the following appointments to the senior management team of Enerplus.

Mr. Garry Tanner, previously Senior Vice-President, Business Development, has been appointed Senior Vice-President and Chief Operating Officer.  His new responsibilities will encompass the strategic direction of both operations and business development.  Mr. Tanner has been involved with Enerplus since September of 2000 and was previously with EnCap Investments L.C., a subsidiary of El Paso Energy. Prior to joining EnCap in 1997, Mr. Tanner worked for 13 years in various upstream engineering and management positions with Exxon Company, USA. He holds a Bachelor of Science (Distinction) degree in Chemical Engineering from the University of Kansas and a Masters degree in Business Administration (Distinction) from the University of Texas.

Mr. Ian Dundas has been appointed to the position of Vice-President and Director, Business Development.  Mr. Dundas assumes responsibility for identifying and pursuing acquisition opportunities, new business development and strategic planning initiatives. Prior to joining Enerplus, Mr. Dundas was Vice-President, Merchant Capital with El Paso Merchant Energy Canada Inc. where he lead a team which managed a portfolio of oil and gas investments and pursued other energy related merchant business opportunities. Prior to this, Mr. Dundas held the positions of Chief Financial Officer and Vice President of Corporate Development for a public biotechnology company and was a Director in the Merchant Capital group of Enron Canada Corp.  Mr. Dundas holds a Bachelor of Commerce (Distinction) degree from the University of Calgary and a Bachelor of Laws (Distinction) degree from the University of Alberta. He was admitted to the Alberta Bar in 1995.

Mr. David McCoy has joined Enerplus as General Counsel.  Mr. McCoy will be responsible for all aspects of Enerplus’ legal and security-related requirements. With over ten years of practical experience working in the oil and gas sector for various corporations in both Canada and the U.S, his background and experience includes management of corporate and legal affairs, negotiation for acquisition and divestitures, counsel on public offerings, restructuring, project financing and Corporate Secretarial responsibilities. Mr. McCoy holds a Bachelor of Business Administration (Deans List) degree and a Bachelor of Laws degree from the University of Alberta. He was admitted to the Alberta Bar in 1987.

Mr. Daniel Stevens has been promoted to Vice President, Development Services.  In this capacity, Mr. Stevens will be responsible for drilling, completions, facilities, land, and environmental and safety services to the organization. Mr. Stevens has been with Enerplus since 1996 with responsibility for all drilling and completion activities. Mr. Stevens holds a Petroleum degree from the Southern Alberta Institute of Technology and has over 20 years’ experience in the oil and gas industry in Western Canada.

Mr. Kerr congratulates Mr. Tanner and Mr. Stevens on their new positions and welcomes Mr. Dundas and Mr. McCoy to the organization. Their experience and expertise will be valuable additions to the management team.  For further information, please contact Eric Tremblay, Senior Vice President, Capital Markets or the Investor Relations Department at 1-800-319-6462.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans” and similar expressions, are forward-looking information that represents management of Enerplus’ internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus.  The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus’ actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus’ filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Enerplus disclaims any responsibility to update these forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND

BY: /s/	Christina S. Meeuwsen
Christina S. Meeuwsen
Corporate Secretary

DATE: February 28, 2003